SilverCrest Identifies Bonanza Grade Area at Las Chispas; 4.5 Metres grading 2,516 gpt AgEq*

TSX-V: SIL | OTCQX: SVCMF

VANCOUVER, Oct. 26, 2017 /CNW/ - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to release additional underground channel sample results from its ongoing Phase II Exploration Program for the Las Chispas Property (the "Property") located in Sonora, Mexico. In addition to the current drill program, the Company continues to systematically sample rehabilitated underground historic workings of the Las Chispas Vein (see attached Figures)to define readily accessible high grade areas. The Company is currently exploring nine of the 19 known epithermal veins on the Property with efforts focused on delivering a maiden resource estimate in Q1 2018.

N. Eric Fier, CPG, P.Eng, President and CEO, remarked, "Channel sampling in the newly rehabilitated historic underground workings in the Las Chispas Vein is defining continuous unmined areas with bonanza grades. Several of these channel results are within 30 metres of the recently announced drill hole LC17-45, which intercepted 1.9 metres of 8,803 gpt AgEq (see news release dated August 3, 2017 and attached Figures). This Bonanza Grade Area is easily accessible for potential bulk sampling and mining. This area is an example of the potential high value mineralization that we continue to systematically explore at the Property. We are driving our underground and surface programs at Las Chispas to deliver a maiden resource in Q1 2018."

The most significant underground channel sample result for this release on the Las Chispas 400 to 550 levels measures 35 metres along strike with an average composited true thickness of 5.0 metres grading 4.9 grams per tonne ("gpt") gold and 632 gpt silver or 998 gpt silver equivalent ("AgEq", based on 75 (Ag):1 (Au) and 100% metallurgical recovery). This sample is from the Las Chispas Vein located at the base of a historic pillar that is approximately 120 metres long, 25 metres high and 3.5 metres wide (see attached Figures). Also noteworthy is 20 metres along strike with an average composited true thickness of 3 metres grading 4.0 gpt gold and 551 gpt silver, or 853 gpt AgEq in the same pillar. The following table summarizes the most significant channel sample results (uncut, undiluted) for this release in the Las Chispas Vein only:

Summary of Composites

Level** &	Strike Length		Ave. True
Composite No.	From(m)	To (m)	Thickness (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)
400-1	0.0	20.0	2.9	5.8	1,024	1,461
500-1	0.0	50.0	3.0	2.2	286	450
500-2	0.0	20.0	3.0	4.0	551	853
550-1	0.0	40.0	5.0	1.8	246	379
550-2	0.0	35.5	4.9	4.9	632	998

Select Channel Samples Included in Above Composites

Level** No.	Sample No.	Ave. True Thickness (m)	Au (gpt)	Ag (gpt)	AgEq*(gpt)
400	596106-596118	3.0	9.13	1,828	2,513
Includes	596117	0.3	33.30	8,340	10,837
400	596120-596133	3.0	3.74	488	769
Includes	596131	1.1	15.80	1,860	3,045
500	595787-595789 & 595922	2.6	9.27	1,242	1,937
Includes	595922	1.0	20.60	2,082	4,365
500	595963-595966	2.5	5.99	872	1,321
Includes	595964	0.6	15.90	2,390	3,583
550	595471, 595472, 595474, 595504-595509	6.4	6.28	857	1,328
Includes	595509	0.8	31.70	4,390	6,768
550	595585-595587, 595542, 595544	3.8	8.05	847	1,451
Includes	595587	0.7	6.26	551	1,021
Includes	595542	0.8	28.00	2,930	5,030
550	585975, 595536-595540	4.5	12.08	1,610	2,516
Includes	595540	0.5	36.90	4,790	7,558
550	585988-585992	3.0	3.74	502	783
Includes	585990	0.8	5.60	776	1,196
550	585979-585987	6.5	4.36	604	930
Includes	585985	0.8	11.45	1,435	2,294

Note: all numbers are rounded.
*AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.
**Level number is based on historical mine level in feet from surface collar of historic shaft.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Six hundred and thirty two (632) underground channel samples have been collected and analyzed, every two to four metres, covering an estimated 165 metres of underground workings in the Bonanza Grade Area within the Las Chispas Vein. Of these samples, 218 are above a cutoff of 150 gpt AgEq. The weighted average grade and un-composited widths above the cutoff is 4.43 gpt gold, 644 gpt silver or 977 gpt AgEq at 0.7 metres. All samples were collected in exposed areas including the back (roof) and floor of open drifts, unmined faces, internal shafts, raises, winzes and pillars using diamond saws for representative samples.

Historic workings have been open for over 80 years with minor backfill and no ground support. Several prominent historic pillars remain intact in the Las Chispas Mine and measure up to 120 metres long by 25 metres high with an average width of 3.5 metres (see attached Figures). With further detailed underground sampling, the Company will be assessing the optimal way to incorporate these pillars into the upcoming resource estimate and a potential bulk sample for offsite processing to test mineability, metallurgical constraints and possible revenue generation starting in 2018.

Geologically, the Bonanza Grade Area within the Las Chispas Vein includes epithermal quartz veining, stockwork and breccias with visible areas of coarse argentite (silver sulphide), native silver and visible free gold representing bonanza grades. Public historical production records in the mined areas graded an estimated 15 gpt gold and 1,700 gpt silver or 2,825 gpt AgEq*.

SilverCrest's revised Phase II Exploration Program is anticipated to be approximately 29,000 metres, of which 25,000 metres has been drilled to-date. Combined with the Company's Phase I Exploration Program of 6,500 metres in 2016, the Company has drilled a total estimated 35,000 metres in 141 holes covering a cumulative vein strike length of approximately 2.5 kilometres out of 12 kilometres defined to date. All of the holes drilled to date have intercepted epithermal quartz veining, stockwork veinlets, and/or breccia. For the remainder of SilverCrest's Phase II Exploration Program, the Company plans to:

•	drill the final 4,000 metres of surface drilling;
•	continue the underground rehabilitation and sampling at the Las Chispas historic mine;
•	access the extension of the Babicanora Adit to improve drill access and expand exploration work;
•	continue district-wide mapping and sampling;
•	complete initial metallurgical work;
•	finish excavator trench of the historic dumps; and
•	detailed survey of surface and underground exploration work.

All ongoing work will be analyzed upon completion of Phase II for a maiden resource estimation in Q1 2018.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and President and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SilverCrest Metals INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including preparation of an initial extraction program for bulk sample testing and preparation of an initial resource estimate; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE SilverCrest Metals Inc.

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For further information: SilverCrest Metals Inc., Contact: Fred Cooper, Investor Relations, Telephone: +1 (604) 694-1730, Fax: +1 (604) 694-1761, Toll Free: 1-866-691-1730 (Canada & USA), Email: info@silvercrestmetals.com, Website: www.silvercrestmetals.com, 570 Granville Street, Suite 501, Vancouver, British Columbia V6C 3P1

 CO: SilverCrest Metals Inc.

CNW 09:00e 26-OCT-17